Exhibit 99.2

Summary of Consolidated Financial Results

For the Nine-Month Period Ended December 31, 2015

[Japanese GAAP]

February 15, 2016

Company name:	UBIC, Inc.
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.ubic.co.jp/
Representative:	Masahiro Morimoto, Chief Executive Officer and President
Contact:	Masami Yaguchi, Chief Financial Officer and Chief Administrative Officer
Tel:	+81-3-5463-6344
Scheduled date of filing Quarterly Financial Report:	February 15, 2016
Scheduled date of commencement of dividend payment:	–
Supplementary materials for the quarterly financial results:	None
Briefing on the quarterly financial results:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Nine-Month Period Ended December 31, 2015 (from April 1, 2015 to December 31, 2015)

(1)     Consolidated results of operations

(Percentage figures represent changes from the same period in the previous year)

Nine-month period	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent
ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
December 31, 2015	7,599	70.8	133	(40.3)	139	(64.5)	(102)	—
December 31, 2014	4,449	39.1	223	—	391	—	241	—

Note:                Comprehensive income

Nine-month period ended December 31, 2015	¥(144) million [—%]

Nine-month period ended December 31, 2014	¥444 million [—%]

Nine-month period	Net income per share (basic)	Net income per share (diluted)
ended	Yen	Yen
December 31, 2015	(2.88)	—
December 31, 2014	6.95	6.80

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
December 31, 2015	13,630	5,016	35.0
March 31, 2015	7,641	5,220	65.4

Reference: Equity

As of December 31, 2015	¥4,775 million

As of March 31, 2015	¥4,996 million

2.   Dividends

	Dividend per share
	End of the three- month period	End of the six-month period	End of the nine-month period	End of the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2015	—	0.00	—	3.00	3.00
Year ending March 31, 2016	—	0.00	—
Year ending March 31, 2016 (Forecast)				3.00	3.00

Note: Changes from the latest dividend forecasts: None

3.   Consolidated Forecasts for the Year Ending March 31, 2016 (from April 1, 2015 to March 31, 2016)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2016	10,500	67.4	240	(9.8)	230	(47.0)	(50)	—	(0.14)

Note: Changes from the last consolidated forecasts: Yes

Notes:

(1)     Changes in important subsidiaries during the nine-month period ended December 31, 2015 (changes in the scope of consolidation): Yes

Number of newly consolidated subsidiaries: One company

Company name: Evolve Discovery (EvD, Inc.)

(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3)     Changes in accounting policies, changes in accounting estimates, and restatements

1)	Changes in accounting policies associated with the revision of accounting standards	: None

2)	Changes in accounting policies other than the above	: None

3)	Changes in accounting estimates	: None

4)	Restatements	: None

(4)     Number of issued and outstanding shares (common stock)

1)  Number of issued and outstanding shares (including treasury stock)

As of December 31, 2015:	35,751,360 shares
As of March 31, 2015:	35,491,360 shares

2)  Number of treasury stock

As of December 31, 2015:	630 shares
As of March 31, 2015:	630 shares

3)  Average number of issued and outstanding shares during the nine-month period

The nine-month period ended December 31, 2015:	35,526,439 shares
The nine-month period ended December 31, 2014:	34,799,821 shares

*      Status of quarterly review procedures

•   This summary of quarterly consolidated financial results falls outside the scope of quarterly review procedures required by the Financial Instruments and Exchange Act. The review procedures for the quarterly financial statements based on the stipulations of the said act were not completed at the time this summary of quarterly consolidated financial results was disclosed.

*      Explanations concerning the appropriate use of forecasts for results of operations and other special matters

• The forecasts for results of operations in this report are based on information currently available to the UBIC Group (the “Group”) and assumptions determined to be reasonable, and are not intended to assure achievement of the Group’s operations. Actual results may differ significantly from the forecasts due to various factors.

Table of Contents of Attachment

1.	Qualitative Information on Consolidated Financial Results for the Nine-Month Period Ended December 31, 2015	2

	(1) Qualitative information regarding the consolidated operating results	2

	(2) Qualitative information regarding the consolidated financial position	3

	(3) Qualitative information regarding the forecast for the consolidated financial results	3

2.	Matters Relating to Summary Information (Notes)	3

	(1) Changes in important subsidiaries during the nine-month period ended December 31, 2015	3

	(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements	3

	(3) Changes in accounting policies, changes in accounting estimates, and restatements	3

	(4) Supplementary information	4

3.	Quarterly Consolidated Financial Statements	5

	(1) Quarterly consolidated balance sheets	5

	(2) Quarterly consolidated statements of income and consolidated statements of comprehensive income	7

	Consolidated statements of income for the nine-month period ended December 31, 2015	7

	Consolidated statements of comprehensive income for the nine-month period ended December 31, 2015	8

	(3) Going-concern assumptions	9

	(4) Segment information	9

	(5) Significant changes in shareholders’ equity	10

	(6) Significant subsequent events	10

1.              Qualitative Information on Consolidated Financial Results for the Nine-Month Period Ended December 31, 2015

(1)         Qualitative information regarding the consolidated operating results

In the nine-month period ended December 31, 2015, UBIC Group (the “Group”) began to build a framework for acquiring large-scale projects in the United States, centered around the U.S. company Evolve Discovery (EvD, Inc.), which the Group acquired in July 2015. As a result of this acquisition, the Group posted its highest sales to date in the nine-month period ended December 31, 2015, and sales in the United States comprised more than 50% of the Group’s overall sales for the same period, with the business performance of EvD, Inc. contributing significantly  to an expansion in the scale of operations of the Group. The Group has also implemented various measures in aiming to become profitable sooner than originally expected by improving its investment efficiency and restructuring and strengthening its organization measures including integration of data centers held by each of its three U.S. subsidiaries and the establishment of a review center in New York City.

Under these circumstances, in the area of new businesses utilizing artificial intelligence technology, the Group rolled out solutions utilizing KIBIT*, an artificial intelligence engine independently developed by UBIC, Inc. (the “Company”), in the fields of digital marketing, health care, and business intelligence. In the field of digital marketing, the Group began to develop, together with Vstone Co., Ltd., Kibiro, a robot equipped with KIBIT, and to establish KenkoJiman.com, the Group’s first community website geared toward general consumers. In the field of health care, UBIC MEDICAL, a subsidiary established in April 2015, was selected as an outsourcing contractor for public work by the Japan Agency for Medical Research and Development, for which it is participating in a research and development project. Additionally, in the field of business intelligence, the Group began to provide and sell its intellectual property strategy support system “Lit i View PATENT EXPLORER,” as well as its business data analysis system “Lit i View AI Sukedachi Samurai,” both of which are already being used by several companies.

Further, in order to reach a new stage of growth, the Group is actively establishing a sales structure and developing new businesses through the integration effect generated from its acquisitions.

*KIBIT is an artificial intelligence engine independently developed by the Company. It is equipped with Company’s unique artificial intelligence related technology that Company calls it “Landscaping”.  With only a small amount of teaching data, the KIBIT AI engine can understand subtle elements of human behavior and personality (tacit knowledge, judgment, insights, and subtle feelings that vary on an individual level).

For the nine-month period of the current fiscal year, net sales increased by 70.8% year on year to 7,599,796 thousand yen, operating profit decreased by 40.3% year on year to 133,535 thousand yen, ordinary income decreased by 64.5% to 139,278 thousand yen, and net loss attributable to owners of the parent was 102,197 thousand yen (net income attributable to owners of the parent of 241,815 thousand yen a year earlier). As a result, the Group posted a net loss despite the increase in net sales.

The increase in sales did not translate into an increase in profit, despite a significant increase in net sales resulting from the acquisition of EvD, Inc., due to EvD, Inc. acquisition-related costs of 254,884 thousand yen, amortization of goodwill and customer-related assets of 115,442 thousand yen, and costs related to investment in new business of 104,022 thousand yen. Moreover, net loss attributable to owners of the parent was generated as a result of income taxes of 236,973 thousand yen in the nine-month period ended December 31, 2015.

An overview of each business segment is as follows:

1)             eDiscovery business

Net sales from eDiscovery services were 7,220,445 thousand yen, an increase of 74.0% year on year, due to the significant increase in sales resulting from the acquisition of EvD, Inc. and the continued steady performance in the area of large-scale cartel-related orders from Japanese corporations from the first quarter.

2)             Legal and compliance professional services

Net sales in legal and compliance professional services were 318,750 thousand yen, an increase of 37.1% year on year, due to the continued steady performance of the Company’s unique email auditing tool “Lit i View EMAIL AUDITOR,” equipped with the artificial intelligence-based technology, as well as the adoption of the intellectual property strategy support system “Lit i View PATENT EXPLORER” and the business data analysis system “Lit i View AI Sukedachi Samurai” by several companies, and continued positive performance in the area of forensic investigation on payment cards from the first quarter.

3)             Others

Net sales in other businesses were 60,600 thousand yen, a decrease of 9.3% year on year, due to a decrease in the number of patent consulting projects.

(2)         Qualitative information regarding the consolidated financial position

(Assets)

Total assets increased by 5,988,446 thousand yen, to 13,630,112 thousand yen, compared with the end of the previous fiscal year.

Current assets increased by 1,371,385 thousand yen, to 5,994,432 thousand yen, compared with the end of the previous fiscal year. This was mainly due to an increase of 1,434,681 thousand yen in notes and accounts receivable-trade.

Noncurrent assets increased by 4,617,060 thousand yen, to 7,635,679 thousand yen, compared with the end of the previous fiscal year. This was primarily attributable to an increase of 1,756,038 thousand yen in customer-related assets and an increase of 2,224,492 thousand yen in goodwill.

(Liabilities)

Total liabilities increased by 6,192,561 thousand yen, to 8,613,454 thousand yen, compared with the end of the previous fiscal year.

Current liabilities increased by 2,238,421 thousand yen, to 3,686,199 thousand yen, compared with the end of the previous fiscal year. This was mainly due to an increase of 987,405 thousand yen in accounts payable-other, an increase of 333,604 thousand yen in current portion of long-term loans payable, and an increase of 360,715 thousand yen in accrued expenses included in other.

Noncurrent liabilities increased by 3,954,140 thousand yen, to 4,927,255 thousand yen, compared with the end of the previous fiscal year. This was mainly due to an increase of 3,086,997 thousand yen in long-term loans payable and an increase of 859,199 thousand yen in deferred tax liabilities.

(Net Assets)

Total net assets decreased by 204,115 thousand yen, to 5,016,657 thousand yen, compared with the end of the previous fiscal year. This was attributable primarily to a decrease of 208,669 thousand yen in retained earnings.

(3)         Qualitative information regarding the forecast for the consolidated financial results

Please refer to the separate press release issued today titled “Revision of Forecasts” for the consolidated operating forecasts for the year ending March 31, 2016.

Note: The operating forecasts are based on information currently available to the Company and contain uncertainties. Actual operating results may differ significantly from the forecasts due to various factors.

2.              Matters Relating to Summary Information (Notes)

(1)     Changes in important subsidiaries during the nine-month period ended December 31, 2015

The Company acquired all shares in EvD, Inc., which is consolidated as a subsidiary starting from the six-month period ended September 30, 2015.

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements

(Calculation of income tax expenses)

Income tax expenses were calculated by reasonably estimating the effective tax rate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the nine-month period pertains and multiplying income before income taxes for the pertaining period by the estimated effective tax rate.

(3)     Changes in accounting policies, changes in accounting estimates, and restatements

Not applicable.

(4)         Supplementary information

The Company applied the rules stipulated in Paragraph 39 of the “Accounting Standard for Consolidated Financial Statements” (Accounting Standards Board of Japan Statement No. 22 of September 13, 2013). In addition, the Company changed the presentation of certain accounts, including income (loss) before minority interests, and minority interests are now presented as noncontrolling interests.

The consolidated financial statements as of and for the nine-month period ended December 31, 2014, and for the previous fiscal year have been reclassified in order to reflect these changes in the presentation.

3.        Quarterly Consolidated Financial Statements

(1)     Quarterly consolidated balance sheets

(Thousands of yen)

	As of March 31, 2015	As of December 31, 2015
Assets
Current assets
Cash and deposits	2,726,397	2,254,290
Notes and accounts receivable-trade	1,569,511	3,004,192
Merchandise	1,407	13,833
Supplies	5,911	9,077
Deferred tax assets	56,329	165,394
Other	288,864	652,232
Allowance for doubtful accounts	(25,374)	(104,588)
Total current assets	4,623,047	5,994,432
Noncurrent assets
Property, plant, and equipment
Buildings and structures, net	167,406	185,756
Tools, furniture, and fixtures, net	607,500	645,991
Vehicles, net	—	13,474
Leased assets, net	6,210	3,608
Other, net	2,242	274,157
Total property, plant, and equipment, net	783,359	1,122,988
Intangible assets
Software	871,134	842,170
Goodwill	168,977	2,393,469
Customer-related assets	372,823	2,128,861
Other	163,190	381,706
Total intangible assets	1,576,125	5,746,208
Investments and other assets
Investment securities	512,322	594,096
Guarantee deposits	130,414	147,632
Deferred tax assets	11,980	2,260
Other	4,415	22,492
Total investments and other assets	659,133	766,482
Total noncurrent assets	3,018,618	7,635,679
Total assets	7,641,666	13,630,112

(Thousands of yen)

	As of March 31, 2015	As of December 31, 2015
Liabilities
Current liabilities
Accounts payable-trade	92,044	347,186
Short-term loans payable	36,000	100,000
Current portion of long-term loans payable	454,591	788,196
Accounts payable-other	340,824	1,328,230
Income taxes payable	94,085	190,243
Provision for bonuses	165,456	96,170
Deferred tax liabilities	6,164	—
Other	258,610	836,172
Total current liabilities	1,447,778	3,686,199
Noncurrent liabilities
Long-term loans payable	770,076	3,857,073
Deferred tax liabilities	115,538	974,737
Liabilities for retirement benefits	36,505	41,300
Asset retirement obligations	43,762	44,129
Other	7,232	10,014
Total noncurrent liabilities	973,114	4,927,255
Total liabilities	2,420,893	8,613,454
Net assets
Shareholders’ equity
Capital stock	1,688,433	1,705,931
Capital surplus	1,475,893	1,493,391
Retained earnings	1,420,973	1,212,303
Treasury stock	(26)	(26)
Total shareholders’ equity	4,585,274	4,411,600
Accumulated other comprehensive income
Valuation difference on available-for-sale securities	239,649	294,977
Foreign currency translation adjustment	171,323	68,858
Total accumulated other comprehensive income	410,972	363,836
Subscription rights to shares	211,082	223,276
Minority interests	13,443	17,943
Total net assets	5,220,772	5,016,657
Total liabilities and net assets	7,641,666	13,630,112

(2)         Quarterly consolidated statements of income and consolidated statements of comprehensive income

Consolidated statements of income for the nine-month period ended December 31, 2015

(Thousands of yen)

	For the nine-month period ended December 31, 2014	For the nine-month period ended December 31, 2015
Net sales	4,449,524	7,599,796
Cost of sales	2,189,568	4,099,552
Gross profit	2,259,955	3,500,244
Selling, general, and administrative expenses	2,036,315	3,366,709
Operating income	223,640	133,535
Nonoperating income
Interest income	772	2,108
Dividend income	9,000	11,250
Foreign exchange gains	195,769	10,790
Other	2,640	18,858
Total nonoperating income	208,182	43,007
Nonoperating expenses
Interest expenses	5,183	12,000
Stock issuance cost	16,178	—
Syndicated loan fees	14,291	4,240
Other	4,216	21,023
Total nonoperating expenses	39,870	37,264
Ordinary income	391,951	139,278
Income before income taxes and noncontrolling interests	391,951	139,278
Income taxes	149,587	236,973
Net income (loss)	242,364	(97,694)
Net income attributable to noncontrolling interests	548	4,502
Net income (loss) attributable to owners of the parent	241,815	(102,197)

Consolidated statements of comprehensive income for the nine-month period ended December 31, 2015

(Thousands of yen)

	For the nine-month period ended December 31, 2014	For the nine-month period ended December 31, 2015
Net income (loss)	242,364	(97,694)
Other comprehensive income
Valuation difference on available-for-sale securities	60,078	55,328
Foreign currency translation adjustment	142,267	(102,464)
Total other comprehensive income (loss)	202,345	(47,136)
Comprehensive income (loss)	444,709	(144,831)
Comprehensive income attributable to:
Comprehensive income (loss) attributable to owners of the parent	444,161	(149,330)
Comprehensive income attributable to noncontrolling interests	548	4,499

(3)         Going-concern assumptions

Not applicable.

(4)         Segment information

[Segment Information]

I. Nine-month period of the previous year (from April 1, 2014, to December 31, 2014)

1) Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment					Amounts reported in the quarterly consolidated statements of
	Japan	USA	Others	Total	Adjustments *(1)	income *(2)
Net sales
External sales	2,429,623	1,751,978	267,921	4,449,524	—	4,449,524
Intersegment sales and transfers	477,353	51,200	70,282	598,837	(598,837)	—
Total	2,906,977	1,803,179	338,204	5,048,361	(598,837)	4,449,524
Segment profits (losses)	281,103	6,124	(63,587)	223,640	—	223,640

Notes:	(1)	The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.
	(2)	Total segment profits (losses) equal operating income reported in the quarterly consolidated statements of operation.

2)  Information relating to assets for each reportable segment

The USA segment acquired shares of TechLaw Solutions, Inc. during the six-month period ended September 30, 2014, which was newly included in the scope of consolidation. This acquisition increased the assets of the USA segment by 1,325,208 thousand yen as of December 31, 2014, compared with the end of the previous fiscal year.

3)  Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

(Significant changes in goodwill)

The USA segment acquired shares of TechLaw Solutions, Inc. as a consolidated subsidiary during the six-month period ended September 30, 2014. The acquisition increased goodwill by 162,683 thousand yen as of December 31, 2014.

Note that the balance of goodwill is tentatively calculated because the allocation of acquisition costs has not been completed.

4)  Matters relating to changes in reportable segments

(Early application of the Accounting Standard for Business Combinations)

The Accounting Standard for Business Combinations, the Accounting Standard for Consolidation, and the Accounting Standard for Business Divestitures have become effective starting from the beginning of the consolidated fiscal year commencing on or after April 1, 2014. Accordingly, the Group applied these accounting standards (except for a provision in Paragraph 39 of the Accounting Standard for Consolidation) and changed its accounting policy to recognize the acquisition-related costs as an expense in the consolidated fiscal year incurred from the three-month period ended June 30, 2014.

As a result, segment profits decreased by 87,803 thousand yen in the Japan segment and increased by 2,119 thousand yen in the USA segment for the nine-month period ended December 31, 2014, compared with segment profits under the previous accounting policy.

II. Nine-month period of the current year (from April 1, 2015, to December 31, 2015)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment					Amounts reported in the quarterly consolidated statements of
	Japan	USA	Others	Total	Adjustments *(1)	income *(2)
Net sales
External sales	2,857,709	4,386,200	355,886	7,599,796	—	7,599,796
Intersegment sales and transfers	652,627	103,208	100,661	856,498	(856,498)	—
Total	3,510,337	4,489,409	456,548	8,456,295	(856,498)	7,599,796
Segment profits (losses)	9,127	130,830	(6,421)	133,535	—	133,535

Notes:	(1)	The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.
	(2)	Total segment profits (losses) equal operating income reported in the quarterly consolidated statements of income.

2)  Information relating to assets for each reportable segment

The USA segment acquired shares of EvD, Inc. during the six-month period ended September 30, 2015, which was newly included in the scope of consolidation. This acquisition increased the assets of the USA segment by 6,155,853 thousand yen as of December 31, 2015, compared with the end of the previous fiscal year.

3)  Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

(Significant changes in goodwill)

The USA segment acquired shares of EvD, Inc. as a consolidated subsidiary during the six-month period ended September 30, 2015. The acquisition increased goodwill by 2,233,126 thousand yen as of December 31, 2015.

Note that the balance of goodwill is tentatively calculated because the allocation of acquisition costs has not been completed.

4)  Matters relating to changes in reportable segments

Not applicable.

(5)         Significant changes in shareholders’ equity

Not applicable.

(6)         Significant subsequent events

Not applicable.

***

This report is solely a translation of “Kessan Tanshin,” including attachments, stated in Japanese and prepared in accordance with the generally accepted accounting principles in Japan. The English translation is for reference purposes only, and the original Japanese version will prevail as the official authoritative version.